CERTIFICATE OF SECRETARY
                                       OF
                        AMERICAN UTILICRAFT CORPORATION,
                            (A DELAWARE CORPORATION)


           I hereby certify that I am the duly elected and acting Secretary of said corporation and that the following amendment to Section 3.01 of the corporation's Bylaws was duly adopted by the written consent of the directors and shareholders of the corporation, in accordance with the applicable provisions of the Delaware General Corporation Law.

          Section 3.01 of the corporation's Bylaws has been amended to read as follows:

                  "Section 3.01. NUMBER AND TENURE. There shall be such number of Directors, not less than one (1), as shall from time to time be fixed by the stockholders at the annual meeting or at any special meeting called for such purpose. The Directors shall be elected at the annual meeting of the stockholders, except for initial directors named in the Certificate of Incorporation or elected by the incorporator, and except as provided in Section 3.02 of this Article, and each Director elected shall hold office until his successor is elected and shall qualify. Directors need not be stockholders. The Directors shall be divided into three classes, each of which shall be composed as nearly as possible of one-third of the Directors. Each Director shall serve for the term to which the director was elected, and until a successor shall have been elected and qualified or until the Director's prior death, resignation, or removal. At each annual election, Directors shall be chosen for full three-year term to succeed those whose terms expire."




                                              /s/JAMES S. CAREY
                                              --------------------------
Dated October 6, 2000                         James S. Carey, Secretary